Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

POTENTIAL CONNECTED TRANSACTION

PROPOSED PARTICIPATION IN THE ESTABLISHMENT OF AN INDUSTRY INVESTMENT COMPANY

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (the “SFO”) (Chapter 571, Laws of Hong Kong).

The board of directors (the “Board”) of the Company announces that China National Petroleum Corporation (“CNPC”), the Company and CNPC Capital Company Limited (“CNPC Capital”, together with CNPC and the Company, the “Parties”) proposed to jointly establish an industry investment company (the “Proposed Target Company”) (the “Potential Connected Transaction”).

1.	PRELIMINARY PROPOSAL OF POTENTIAL CONNECTED TRANSACTION

Proposed company name	CNPC Kunlun Capital Company Limited （中國石油集團昆侖資本有限公司）

Proposed registered address	Hainan Province or Shanghai City in the PRC

Proposed registered capital	RMB10 billion

Proposed contribution and shareholding structure	Parties	Proposed Subscription Amount (RMB in billion)	Shareholding in the Proposed Target Company after the Proposed Subscription (%)
	CNPC	5.1	51.0
	The Company	2.9	29.0
	CNPC Capital	2.0	20.0

Proposed source and form of contribution	Contribution in cash by the self-owned funds

Proposed payment schedule	The Parties will pay their respective proposed subscription amount in 3 steps within three years by the ratio of 3:3:4.

As of the date of this announcement, the Parties has not entered into any legally binding agreement on the Potential Connected Transaction, the proposal of the Potential Connected Transaction has not been finalized and is still subject to the adjustment based on the transaction situations.

2.	REASONS FOR AND BENEFITS OF THE PROPOSED CONNECTED TRANSACTION

Participation in the establishment of the Proposed Target Company which will be specialized in the investment of strategic emerging industries will be beneficial to (i) the implementation of the Company’s innovative strategy and green low-carbon strategy by investing in strategic emerging industries to build a multi-functional business structure; (ii) discovering the strategic investment opportunities through financial investments, playing the role of industrial capital in incubation and development, and promoting the elevation of capital and financial business, to foster the formation of new technologies and new business scenarios; and (3) revitalizing the capital stock, realizing the rational flow of capital and maintaining and increasing the value.

3.	LISTING RULES IMPLICATION

As at the date of the announcement, CNPC is the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Listing Rules. CNPC Capital constitutes a connected person of the Company by virtue of being an associate of CNPC and the Potential Connected Transaction, if materializes, will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. The Company will make further announcement as and when appropriate in accordance with the Listing Rules.

Due to their positions in CNPC and/or its associates, each of Mr. Dai Houliang, Mr. Li Fanrong, Mr. Duan Liangwei, Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang has abstained from voting on the Board resolution approving the Potential Connected Transaction.

4.	INFORMATION OF THE PARTIES

The Company	The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the Company Law of the People’s Republic of China (“Company Law”). The Company principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

CNPC	CNPC is a state-authorized investment corporation and state-owned enterprise, and also the controlling shareholder and a connected person of the Company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, international trading, engineering and technical services and petroleum equipment manufacturing.

CNPC Capital	CNPC Capital, a subsidiary of CNPC, is a company listed on Shenzhen Stock Exchange that was renamed in early 2017 after the reorganization of the assets of Jinan Diesel Engine Company Limited. The stock code 000617 remains unchanged, and the stock abbreviation is “CNPCCCL”. As a company specialized in financial business management, it serves as a platform for financial business integration, financial equity investment, financial asset supervision, and financial risk control of CNPC. CNPC Capital is an all-round comprehensive financial business company and its business scope covers financial company, banking, financial leasing, trust, insurance, insurance brokerage, securities and other businesses.

The Potential Connected Transaction may, or may not, proceed. Therefore, the shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

29 April 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.